2001 - 9

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing July 25, 2001 through October 16, 2001

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Name of registrant)

Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes       No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-               .

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Andrew D. Soussloff, Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

This report comprises a copy of the Quarterly Report of the Philips Group for the nine months ended September 31, 2001, dated October 16, 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 17th day of October, 2001.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee G.J. Kleisterlee
(Executive Vice-President,
Member of the Board of Management
and Chief Operating Officer)

/s/ A.P.M. van der Poel A.P.M. van der Poel
(Executive Vice-President,
Member of the Board of Management)
REPORT ON THE PERFORMANCE OF THE PHILIPS GROUP
----------------------------------------------

-- all amounts in millions of euros unless otherwise stated

-- the data in this report are unaudited

-- accounting principles applied are unchanged compared to the year 2000

3RD QUARTERLY REPORT
OCTOBER 16, 2001

PHILIPS REPORTS LOSS OF EUR 799 MILLION IN THE THIRD QUARTER OF 2001
RESULT FROM UNCONSOLIDATED COMPANIES, LOSS OF EUR 350 MILLION

NET INCOME OF ROYAL PHILIPS ELECTRONICS IN THE THIRD QUARTER AMOUNTED TO A LOSS
OF EUR 799 MILLION (A LOSS OF EUR 0.62 PER SHARE) COMPARED TO A PROFIT OF EUR
2,066 MILLION (EUR 1.58 PER SHARE) IN THE CORRESPONDING PERIOD OF 2000.

INCOME FROM UNCONSOLIDATED COMPANIES CAME TO A LOSS OF EUR 350 MILLION. INCOME
WAS NEGATIVELY IMPACTED BY AFTER TAX CHARGES OF EUR 346 MILLION (A LOSS OF EUR
0.27 PER SHARE), EUR 125 MILLION OF WHICH WAS IN UNCONSOLIDATED COMPANIES. THE
THIRD QUARTER OF 2000 INCLUDED ONE-TIME GAINS OF EUR 1,295 MILLION (EUR 1.00 PER
SHARE).

EXCLUDING CHARGES, NET INCOME CAME TO A LOSS OF EUR 453 MILLION (A LOSS OF EUR
0.35 PER SHARE) COMPARED TO A PROFIT OF EUR 771 MILLION (EUR 0.58 PER SHARE),
EXCLUDING ONE-TIME GAINS, IN THE CORRESPONDING QUARTER OF LAST YEAR.

YEAR-TO-DATE NET INCOME AMOUNTED TO A LOSS OF EUR 1,463 MILLION (A LOSS OF EUR
1.14 PER SHARE) VERSUS A PROFIT OF EUR 6,810 MILLION (EUR 5.15 PER SHARE) IN
2000. NET INCOME THIS YEAR WAS NEGATIVELY IMPACTED BY AFTER-TAX CHARGES OF
EUR 1.076 MILLION.

COMMENTING ON THE RESULTS, GERARD KLEISTERLEE, PRESIDENT AND CEO OF ROYAL
PHILIPS ELECTRONICS, SAID: "The electronics parts of our company continue to suffer heavily from continued poor market conditions in telecom and PC-related businesses, as do our major unconsolidated companies. Consumer confidence in all major markets has been slipping this year, a trend that has accelerated after the tragic events of September 11. We see continued adequate performance at our
Lighting, Domestic Appliances and Personal Care, and Medical Systems divisions, and expect them to continue to perform well for the near future. Market conditions require that we stay focused on managing cash flow and costs, maintaining the high quality of our balance sheet. So far this year, we have taken pre-tax restructuring and other (cost reduction) charges of EUR 1,027 million, and we expect to take another EUR 200-250 million in the fourth quarter to further reduce our cost base."

CHARGES IN THE QUARTER IMPACTED NET INCOME NEGATIVELY TO AN AMOUNT OF
EUR 346 MILLION

Included in income from operations in the quarter are charges of EUR 295 million before tax for restructurings and related cost reduction programs (EUR 122 million), charges related to the acquisition of Agilent's Healthcare Solutions
Group (EUR 113 million), and other charges (EUR 60 million). These charges are summarized in the table below:

                                     RESTRUC-       ACQUI-       OTHER      TOTAL
                                    TURING AND      SITION      CHARGES    CHARGES
                                     RELATED       RELATED
                                     CHARGES       CHARGES

Mainstream CE                           (49)                      (11)        (60)
Digital Networks                                                  (10)        (10)
Consumer Communications                  (5)                                   (5)
DAP                                      (3)                                   (3)
Components                               (6)                       (5)        (11)
Semiconductors                          (20)                      (20)        (40)
Medical Systems                          (8)          (113)        (8)       (129)
Miscellaneous                           (31)                                  (31)
Unallocated                                                        (6)         (6)
                                    -------        -------    -------     -------
Total charges in income from
  operations                           (122)          (113)       (60)       (295)

The positive impact on income tax of the above mentioned charges amounted to
EUR 74 million. Included in the results of Unconsolidated companies are charges of EUR 125 million, after-tax. As a result, the after-tax negative impact of these charges on net income amounted to EUR 346 million.

SALES in the third quarter came to EUR 7,187 million, a 23% decrease on the year before. Changes arising from (de)consolidations had a lowering effect of 3%.
Currency fluctuations had a negative effect of 2%. Price erosion in the third quarter was 10%, compared with 5% in the corresponding quarter of last year.
Sales volume declined by 8%.

INCOME FROM OPERATIONS in the third quarter was a loss of EUR 516 million
(7.2% of sales) compared with a profit of EUR 945 million last year.

                                                                    3RD QUARTER
                                                         ----------------------
                                                           2001          2000
                                                         -------        ------

Income from operations excluding amortization goodwill
  and other intangibles arising from acquisitions, and
  special (charges) gains                                   (69)           862
Special (charges) gains in income from operations          (295)           154
Amortization goodwill and other intangibles                (152)           (71)
                                                         -------        ------
Income from operations                                     (516)           945

Income from operations this year included charges of EUR 295 million.

Last year's third quarter included a EUR 309 million gain related to the sale of the Advanced Ceramics and Modules business and various charges amounting to
EUR 155 million, related to restructuring projects and provision for employee benefits. The increase in goodwill amortization charges related to newly acquired companies in 2000 (ADAC and Optiva) and the recent acquisition of
Agilent's Healthcare Solutions Group. The goodwill charges for the latter included one-off charges of EUR 54 million for writeoff of in process R&D.

New accounting rules with respect to goodwill (goodwill amortization only in case of impairment), required under US GAAP for acquisitions made after July 1,
2001, have not yet been applied, because a proposed Dutch law to that effect has not yet been adopted.

FINANCIAL INCOME AND EXPENSES in the third quarter were a negative of EUR 90 million, compared to a positive of EUR 649 million last year. The difference mainly related to a non-taxable gain of EUR 681 million from the sale of a portion of Philips' shares in JDS Uniphase last year.

INCOME TAX CHARGES in the third quarter have been determined at a tentative rate of 25%. This compares to 20% in last year's corresponding quarter.

Philips' RESULTS RELATING TO UNCONSOLIDATED COMPANIES amounted to a loss of EUR
350 million in the third quarter, versus a profit of EUR 668 million last year.

                                                                     3rd quarter
                                                            --------------------
                                                            2001         2000
                                                            ----         ----
Results relating to unconsolidated companies:
o  income excluding amortization goodwill and other
   intangibles and special (charges) gains                  (109)         221
o  special (charges) gains                                  (125)         491
o  amortization goodwill and other intangibles              (116)         (44)
                                                            ----         ----
Total                                                       (350)         668

Income excluding amortization and charges amounted to a loss of EUR 109 million.

At LG.Philips Displays, strong price erosion and lower sales volumes were the main reasons for a negative contribution of EUR 62 million.

Charges amounted to EUR 125 million, EUR 60 million of which related to the diluting effect of issuance of new stock by TSMC, as part of an employee stock option plan. Income of the third quarter 2000 included a non-recurring book gain of EUR 491 million related to Philips' share of the increased equity value of
TSMC.

Amortization of goodwill and other intangibles amounted to EUR 116 million compared to EUR 44 million in the third quarter of 2000. The increase related to
Philips' shareholdings in LG.Phulips Displays and Atos Origin, including a provisional booking of amortization of goodwill related to LG.Philips Displays.

NET INCOME for the third quarter amounted to a loss of EUR 799 million (a loss of EUR 0.62 per share) versus a profit of EUR 2,066 million (EUR 1.58 per share)
in 2000.

SALES AND INCOME FROM OPERATIONS PER SECTOR

Sales in the LIGHTING sector totaled EUR 1,170 million, 4% down on last year.
The decrease included the negative effect of 2% caused by weaker currencies.
Volume growth was 2%, offset by a 4% price decline. Sales were 2% lower as a result of stopping the battery business, while sales in Lamps were hampered by weaker economic conditions in North and Latin America. Sales in Automotive sustained strong growth.

Income from operations came to EUR 103 million, compared to EUR 125 million last year. Profitability margins dropped from 10.2% last year to 8.8% in this quarter as a result of ongoing price pressure and increases in energy and logistics costs.

Sales in CONSUMER ELECTRONICS totaled EUR 2,592 million, a decrease of 18%
over the same quarter in the previous year. Currency movements had a negative effect of 2% on nominal sales. Sales volume was 2% lower, while average prices decreased l4%, with particularly strong price erosion in Monitors. All regions, except Europe, posted considerable decreases in sales. Declines in sales were most severe in VCR, Audio, Monitors, set-top boxes and mobile phones.
Sales in DVD sustained strong growth.

Income from operations in Consumer Electronics turned from a profit of EUR 98 million in 2000 to a loss of EUR 45 million. Besides lower operational performance in North America, the decrease was also attributable to charges of
EUR 75 million for restructuring projects and other charges, the majority of which came at Mainstream CE for the closing of VCR manufacturing in Vienna (EUR
44 million).

Sales at Mainstream CE were 13% lower than in the same quarter of the year before. Mainstream CE reported a loss of EUR 103 million and included charges of EUR 60 million. The region North America reported an operational loss, while all other regions, excluding charges, made a profit.

Sales in Consumer Communications ended 50% lower than in the third quarter of
2000, as a result of our changed strategy for mobile phones.

Income at Consumer Communications came to a loss of EUR 2 million, virtually unchanged from last year.

Sales of Digital Networks decreased due to a lower activity level of set-top boxes in Europe.

Income from operations at Digital Networks ended the quarter at a loss of EUR
59 million, compared to a loss of EUR 17 million last year.

License income in the third quarter amounted to EUR 119 million, EUR 47 million higher than last year. Income included EUR 82 million related to disputed CD-RW licenses for previous years.

Sales in the DAP sector totaled EUR 488 million, unchanged from the year before.
Price erosion was stable at 2%, while sales volume declined 5%. Sales in Oral
Care developed positively with the integration of Opdva.

Income from operations increased from EUR 62 million in 2000 to EUR 67 million this year, due to an improved product portfolio.

Sales in the COMPONENTS sector totaled EUR 456 million, a decrease of 63% over the third quarter of 2000. Nearly half of the decrease is attributable to the deconsolidation of Display Components. Excluding this portfolio change and the small negative effect of

weaker currencies, sales decreased 36%. Price erosion went up to 13%, having been 7% and 11% in the first and second quarters. Sales volume in the quarter fell 23%. Sales in Mobile Display Systems and Optical Storage were hampered by ongoing weakness in the cellular phone and PC-related markets.

In the third quarter, income from operations of Components came to a loss of
EUR 119 million compared to a profit of EUR 289 million last year. Last year's income included EUR 98 million for restructuring charges and a gain of EUR 309 million related to the sale of the Advanced Ceramics and Modules business.
Income before charges ended at a loss of EUR 108 million, compared to a profit of EUR 78 million last year.

Sales in the SEMICONDUCTORS sector came to EUR 898 million, a decrease of 43%
over the same quarter a year earlier. Price erosion increased to 14%, having been 6% and 9% in the first and second quarters. Sales volume decreased 29%
over the same quarter last year. The sales downturn was in line with the worldwide fall in semiconductor markets. Income from operations amounted to a loss of EUR 291 million, compared to a profit of EUR 373 million last year.
Restructuring and related charges in the quarter amounted to EUR 20 million and other charges for inventory obsolescence came to EUR 20 million. Ihis quarter included an amount of EUR 17 million for insurance payments. Income was strongly influenced by increased price erosion, and a low factory utilization of 36%.
Inventories were reduced by EUR 253 million in the quarter.

Sales in the MEDICAL SYSTEMS sector totaled EUR 1,146 million, 55% up from the year earlier. The larger part (43%) is attributable to sales from the new acquisitions ADAC and Agilent's Healthcare Solutions Group. Excluding
acquisitions, volume growth was 15% while prices decreased 3% on average. Order intake in Q3 was 16% ahead of the year earlier.

Income from operations in Medical Systems came to a loss of EUR 88 million.
Income included charges of EUR 129 million, mostly for the acquisition-related charges of Agilent's Healthcare Solutions Group (provisionally EUR 113 million), and a charge of EUR 8 million for the relocation of the U.S. Headquarters to
Bothell, near Seattle. Income before charges amounted to a profit of EUR 41 million, compared to a profit of EUR 35 million last year. Increase in operational performance, in particular in Magnetic Resonance, was partly offset by an increase in amortization of goodwill and other intangibles related to new acquisitions. On a comparable basis, amortization of goodwill and other intangibles amounted to EUR 63 million this year, compared to EUR 29 million in 2000.

Sales in the MISCELLANEOUS sector totaled EUR 437 million, a decrease of 39%
over the year before, including a significant negative effect of various deconsolidations (21%). Income of Miscellaneous came to a loss of EUR 110 million and included EUR 31 million for charges, of which EUR 14 million was related to a restructuring charge at Assembleon. Income before charges was a loss of EUR 79 million, versus a loss of EUR 7 million in the corresponding quarter of last year. Lower sales at ETG and Assembleon, both hampered by poor market conditions, were the main reasons.

Income from operations in UNALLOCATED was a loss of EUR 33 million, compared to a loss of EUR 24 million last year. Settlement of pension costs of a previously sold subsidiary caused the variance.

CASH FLOWS AND FINANCING

CASH FLOW FROM OPERATING ACTIVITIES in the third quarter amounted to a positive of EUR 160 million, EUR 145 million lower than in the third quarter of last year, as a result of focused working capital management.

Expressed as a percentage of sales, inventories at the end of the third quarter came down to 14.9% compared to l6.O% three months ago.

CASH OUTFLOW FROM INVESTING ACTIVITIES in this quarter was EUR 2,029 million, compared to an outflow of EUR 1,121 million last year. The deviation was due to a cash inflow of EUR 722 million from the sales of JDS Uniphase shares last year and EUR 645 million higher cash outflow this year, mainly associated with the
Agilent HSG acquisition, partly offset by EUR 470 million lower capital expenditure. In the third quarter net capital expenditures amounted to EUR 359 million compared with EUR 829 million last year.

CASH FLOW FROM FINANCING ACTIVITIES was a positive EUR 1,768 million in the third quarter, compared with EUR 1,754 million cash outflow last year. Last year, EUR 1.7 billion was spent on the share reduction program, whilst the remainder of the difference was mainly due to the net impact of the increasing debt position.

The NET DEBT TO EQUITY ratio amounted to 26:74 at the end of September, compared to 20:80 at the end of June 2001.

THE FIRST NINE MONTHS

Year-to-date NET INCOME amounted to a loss of EUR 1,463 million (a loss of EUR
1.14 per share) versus a profit of EUR 6,810 million (EUR 5.15 per share) in
2000. The first nine months of the year were negatively impacted by charges after-tax of EUR 1,076 million (a loss of EUR 0.83 per share). Excluding after-tax charges, net income in the first nine months came to a loss of EUR 387 million. Net income in the first nine months of 2000 included incidental gains of EUR 4,727 million, mainly related to the sale of approximately 70% of
Philips' shares in ASM Lithography, a book gain related to Philips' share of increased equity value of TSMC, a gain from the sale of a portion of the JDS
Uniphase shares and a gain resulting from the swap of Philips' equity in Beltone
Electronics Inc. into shares of GN Great Nordic.

SALES in the first nine months came to EUR 23,077 million, a 14% decrease on the year before. Changes arising from (de)consolidations had a lowering effect of
2%. Currency fluctuations had a positive effect of 1%. Price erosion in the year-to-date was 8%, compared with 5% in the corresponding period of last year. Sales volume declined by 5% in the first nine months.

INCOME FROM OPERATIONS in the first nine months was a loss of EUR 929 million (a loss of 4.0% of sales) compared with a profit of EUR 2,332 million (8.7% of sales) last year.
                                                            January to September
                                                            --------------------
                                                               2001      2000
                                                              -----      -----
Income from operations excluding amortization goodwill and
 other intangibles arising from acquisitions (Ebita)           (620)    2,511
Amortization goodwill and other intangibles                    (309)     (179)
                                                               -----    ------
Income from operations                                         (929)    2,332

FINANCIAL INCOME AND EXPENSES came to a negative EUR 248 million, compared to a positive EUR 1,086 million in the first nine months of 2000. Last year included a special gain from the sale of a portion of the JDS Uniphase shares (EUR 681 million). Excluding this item, the unfavorable variance is mainly due to higher interest expenses as a result of higher debt.

The market value of certain securities is currently below cost, which is expected to be temporary. If this situation continues, however, impairment may occur.

Philips' INCOME FROM RESULTS RELATING TO UNCONSOLIDATED COMPANIES amounted to a loss of EUR 578 million in the first nine months, versus a profit of EUR 3,876 million last year.
                                                            January to September
                                                            --------------------
                                                               2001      2000
                                                              -----     ------
Results relating to unconsolidated companies:
o    income excluding amortization goodwill and other
     intangibles and special (charges) gains                   (177)      564
o    special (charges) gains                                   (159)    3,396
o    amornzatmon goodwill and other intangibles                (242)      (84)
                                                               -----    ------
Total                                                          (578)    3,876

The increase in amortization goodwill and other intangibles is related to
Philips' shareholdings in LG.Philips Displays and Atos Origin.

SUBSEQUENT EVENTS

Philips Medical Systems announced the acquisition of Marconi's Medical Systems business for USD 1.1 billion. This acquisition will enable Philips Medical
Systems to become a leading player in the high-technology computed tomography scanner business and to further strengthen its magnetic resonance imaging and nuclear medicine systems businesses.

In the fourth quarter, one-time acquisition and related charges of approximately
EUR 350 million are expected, followed by further integration costs in the first quarter of 2002 to obtain synergies.

OUTLOOK

Unless we see a change in economic conditions, for the fourth quarter we expect to report a break-even operating income before charges, and a positive cash flow from operations. However, in view of continued weakness, especially in the markets affecting our Display and LCD JV's, we expect a net loss before charges of between EUR 200-250 million. In addition to charges related to the acquisition of Marconi's medical business (EUR 350 million), and Agilent HSG
(EUR 75 million), there will be EUR 200-250 million charges for restructuring and cost reductions in the fourth quarter.

Following the severe and rapid global downturn in the telecommunications and
PC-related industries, the events of September 11 make it more difficult to have good visibility in the marketplace. Further, as a consequence of weak stock markets, we anticipate a significant reduction of pension credits in our results in 2002. Therefore, we will speed up cur remaining restructuring programs and will further focus on aggressive cost management. We will reduce overhead costs by 25%, and further reduce working capital, paying special attention to inventories, along with tightly managing the supply chain.

We will continue to be selective with new investments, thereby ensuring the maintenance of a strong balance sheet.

Amsterdam, October 16, 2001
BOARD OF MANAGEMENT

            STATEMENTS OF INCOME
            ALL AMOUNTS IN MILLIONS OF EUROS UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME

                                                              3RD QUARTER        JANUARY TO SEPTEMBER
                                                        -----------------        --------------------
                                                        2001         2000          2001          2000
                                                        ----         ----          ----          ----
Sales                                                  7,187         9,371        23,077        26,855

Income from operations, excl. amortization
   goodwill and other intangibles arising from
   acquisitions (Ebita)                                 (364)        1,016          (620)        2,511

Amortization goodwili and other intangibles             (152)          (71)         (309)         (179)
                                                        ----         -----        ------         -----
Income from operations                                  (516)          945          (929)        2,332

Financial income and expenses                            (90)          649          (248)        1,086
                                                        ----         -----        ------         -----
Income before taxes                                     (606)        1,594        (1,177)        3,418

Income taxes Income after taxes                          152          (180)          295          (440)
                                                        ----         -----        ------         -----
Income after taxes                                      (454)        1,414          (882)        2,978

Results relating to unconsolidated companies:
o  income excl. amortization goodwill and other
   intangibles                                          (234)          712          (336)        3,960
o  amortization goodwill and other intangibles          (116)          (44)         (242)          (84)
                                                        ----         -----        ------         -----
                                                        (350)          668          (578)        3,876

Minority interests                                         5           (16)           (3)          (44)
---------------------------------------------------     ----         -----        ------         -----
NET INCOME                                              (799)        2,066        (1,463)        6,810

INCOME FROM OPERATIONS
 as a % of sales                                        (7.2)         10.1          (4.0)          8.7
 as a % of net operating capital (RONA)                                             (9.2)         27.4

WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING (IN THOUSANDS):
 (AFTER DEDUCTION OF TREASURY STOCK)

o  basic                                                                       1,279,548     1,322,628
o  diluted                                                                     1,288,828     1,336,976

NET EARNINGS PER COMMON SHARE IN EUROS:
o basic                                                (0.62)         1.58         (1.14)         5.15
o  diluted                                                                         (1.14)         5.09

ISAFE HARBORF STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business or Philips and certain of the plans and objectives of Philips with respect to these items, in particular the Outlook paragraph.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketisg and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes.
Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

BALANCE SHEETS AND ADDITIONAL RATIOS

ALL AMOUNTS IN MILLIONS OF EUROS UNLESS OTHERWISE STATED

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
                                                         2001        2000         2000
                                                       SEPT. 30,   Dec. 31,    Sept. 30,
                                                      ----------  ---------    ---------
Cash and cash equivalents                                    698       1,089       1,795
Securities                                                   143         111       1,468
Receivables                                                5,999       6,806       7,636
Inventories                                                5,066       5,279       5.759
Unconsolidated companies                                   5,619       5,328       3,860
Other non-current financial assets                         3,294       3,747         511
Non-current receivables                                    3,044       2,713       2,407
Property, plant and equipment                              7,584       9,041       8,729
Intangible assets - net                                    6,253       4,427       4,160
-----------------------------------------------      -----------   ---------   ---------
TOTAL ASSETS                                              37,700      38,541      36,325

Accounts payable and other liabilities                     7,230       8,818       9,348
Debt                                                       7,590       4,027       3,508
Provisions                                                 3,336       3,491       3,631
Minority interests                                           208         469         471
Stockholders' equity                                      19,336      21,736      19,367
-----------------------------------------------      -----------   ---------   ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                37,700      38,541      36,325

RATIOS
Stockholders' equity,
 per common share in euros                                 15.18       16.93       15.09
Inventories as a % of sales                                 14.9        13.9        15.8
Outstanding trade receivables, in months' sales              1.7         1.5         1.6
Net debt : group equity ratio                              26:74       12:88        8:92

NUMBER OF COMMON SHARES
 OUTSTANDING AT THE END OF PERIOD

o shares in thousands                                  1,273,380   1,283,895   1,283,309

STATEMENTS OF CASH FLOWS
all amounts in millions at euros unless otherwise stated

-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS*

                                         ----------------   --------------------
                                              3rd quarter   January to September
                                          2001      2000      2001      2000
                                         ------    ------    ------    ------
Cash flows from operating
activities:

Net income                                 (799)    2,066    (1,463)    6,810
Adjustments to reconcile net
 income to net cash provided by
 operating activities:
Depreciation and amortization               618       598     1,968     1,623
Net (loss) gain on sale of investments       25    (1,016)     (281)   (4,289)
Income from unconsolidated
 companies                                  328      (691)      614    (1,171)
Minority intorests                          (31)        9       (23)       33
Increase in working capital                 (98)     (378)     (825)   (1,655)
Increase in non-current
 receivables                               (210)     (152)     (338)     (118)
(Decrease) increase in provisions           (50)       87       (40)      164
Other items                                 377      (218)      (51)     (379)
--------------------------------------   ------    ------    ------    ------
Net cash provided by (used for)
  operating activities                      160       305      (439)    1,018

CASH FLOWS FROM INVESTING
 ACTIVITIES:

Net capital expenditures                   (359)     (829)   (1,862)   (1,884)
Proceeds (purchase) from the sale
 of securities                               --       722        (2)    1,272
(Purchase) proceeds of other
 non-current financial assets               (17)       (6)      469       (34)
(Purchase of businesses)/proceeds
 from sale of businesses                 (1,653)   (1,008)   (1,587)    1,523
--------------------------------------   ------    ------    ------    ------

Net cash (used for) provided by
 investing activities                    (2,029)   (1,121)   (2,982)      877

CASH FLOWS BEFORE FINANCING
 ACTIVITIES                              (1,869)     (816)   (3,421)    1,895

* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

STATEMENTS OF CASH FLOWS (CONTINUED)

ALL AMOUNTS IN MILLIONS OF EUROS UNLESS OTHERWISE STATED

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)*

                                        ----------------    --------------------
                                             3RD QUARTER    JANUARY TO SEPTEMBER
                                         2001      2000      2001      2000
                                        ------    ------    ------    ------
CASH FLOWS BEFORE FINANCING
 ACTIVITIES                             (1,869)     (816)   (3,421)    1,895

Cash flows from financing activities:
Increase (decrease) in debt              1,814       (42)    3,874       (77)
Treasury stock transactions                (46)      (39)     (340)     (539)
Capital repayment to shareholders           --    (1,673)       --    (1,673)
Dividends paid                              --        --      (458)     (399)
-------------------------------------   ------    ------    ------    ------
Net cash provided by (used for)
 financing activities                    1,768    (1,754)    3,076    (2,688)

DECREASE IN CASH AND CASH
 EQUIVALENTS                              (101)   (2,570)     (345)     (793)

Effect of changes in exchange rates
 and consolidations on cash positions     (117)      192       (46)      257
Cash and cash equivalents at
 beginning of the period                   916     4,173     1,089     2,331
-------------------------------------   ------    ------    ------    ------
Cash and cash equivalents at end
 of period                                 698     1,795       698     1,795

* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY

ALL AMOUNTS IN MILLIONS OF EUROS UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY

                                      --------------------
                                      January to September
                                         2001      2000
                                      -------    -------

Balance as of beginning of period     21,736     14,757
Change its accounting policy:
o product/process costs inventories       --       (241)
o derivatives                             --         58
Exercise of convertible debentures         2          6
Net income for the period             (1,463)     6,810
Dividend accrual/payment                (458)      (399)
Treasury stock transactions             (340)      (539)
3% Share reduction                        --     (1,673)
Translation differences and other       (141)       588
---------------------------           ------     ------
Balance as of end of period           19,336     19,367

            PRODUCT SECTORS

            ALL AMOUNTS IN MILLIONS OF EUROS UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------
SEGMENT REVENUES AND INCOME FROM OPERATIONS

                           ---------------------------------------------------------------------------------------
                                                                  3rd quarter
                           ---------------------------------------------------------------------------------------
                                                                 2001                                         2000
                           -------------------------------------------    ----------------------------------------
                                                    income     as % of                          income     as % of
                            segment    Ebita   (loss) from     segment    segment    Ebita   (loss) from   segment
                           revenues             operations    revenues    revenues            operations  revenues

Lighting                      1,176      107         103          8.8       1,230      127          125       10.2
Consumer E1ectronics          2,645      (45)        (45)        (1.7)      3,225       98           98        3.0
DAP                             492       72          67         13.6         493       62           62       12.6
Components                      546     (118)       (119)       (21.8)      1,719      290          289       16.8
Semiconductors                1,018     (266)       (291)       (28.6)      1,819      398          373       20.5
Medical Systems               1,146       29         (88)        (7.7)        739       64           35        4.7
Origin                           --       --          --           --         340        2           (6)      (1.8)
Miscellaneous                   471     (106        (110)       (23.4)        821       (3)          (7)      (0.9)
Unallocated                              (35)        (33)                              (22)         (24)
                              -----    -----       -----        -----      ------   ------        -----      -----
Total                         7,494     (364)       (516)                  10,386    1,016          945
Intersegment revenues          (307)                                       (1,015)
                              -----                                        ------
SALES                         7,187                                         9,371
INCOME FROM OPERATIONS
 AS A % OF SALES                                    (7.2)                                          10.1

* of which:
Mainstream CE                 2,043     (103)       (103)        (5.0)      2,318       43           43        1.9
Consumer
  Communications                266       (2)         (2)        (0.8)        532        0            0         --
Digital Networks                194      (59)        (59)       (30.4)        291      (17)         (17)      (5.8)
Licenses                        142      119         119         83.8)         84       72           72       85.7
                              -----    -----       -----        -----      ------   ------        -----      -----
Consumer Electronics          2,645      (45)        (45)        (1.7)      3,225       98           98        3.0

            PRODUCT SECTORS

            ALL AMOUNTS IN MILLIONS OF EUROS UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------
SEGMENT REVENUES AND INCOME FROM OPERATIONS

                           ---------------------------------------------------------------------------------------
                                                             January to September
                           ---------------------------------------------------------------------------------------
                                                                 2001                                         2000
                           -------------------------------------------    ----------------------------------------
                                                    income     as % of                          income     as % of
                            segment    Ebita   (loss) from     segment    segment    Ebita   (loss) from   segment
                           revenues             operations    revenues    revenues            operations  revenues

Lighting                      3,764      446          440        11.7       3,684      499          492      13.4
Consumer E1ectronics*         7,965     (642)        (642)       (8.1)      9,217      308          307       3.3
DAP                           1,464      206          191        13.0       1,346      162          162      12.0
Components                    3,055     (527)        (528)      (17.3)      5,182      534          533      10.3
Semiconductors                3,867     (238)        (315)       (8.1)      4,879    1,015          938      19.2
Medical Systems               2,920      157          (45)       (1.5)      2,002      149           99       4.9
Origin                           --       --           --          --       1,164       16           (9)     (0.8)
Miscellaneous                 1,667       41           34         2.0       2,426     (106)        (121)     (5.0)
Unallocated                              (63)         (64)                             (66)         (69)
                             ------    -----        -----                  ------   ------        -----
Total                        24,702     (620)        (929)                 29,900    2,511        2,332
Intersegment revenues        (1,625)                                       (3,045)
                             ------                                        ------
SALES                        23,077                                        26,855
INCOME FROM OPERATIONS
 AS A % OF SALES                                     (4.0)                                          8.7

*of which:
Mainstream CE                 6,104     (213)        (213)       (3.5)      6,528       64           64       1.0
Consumer
 Communications                 981     (431)        (431)      (43.9)      1,555       35           34       2.2
Digital Networks                567     (283)        (283)      (49.9)        825      (54)         (54)     (6.5)
Licenses                        313      285          285        91.1         309      263          263      85.1
                             ------    -----        -----       -----      ------   ------        -----     -----
Consumer Electronics          7,965     (642)        (642)       (8.1)      9,217      308          307       3.3

            PRODUCT SECTORS AND MAIN COUNTRIES

            ALL AMOUNTS IN MILLIONS OF EUROS UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------
SALES AND TOTAL ASSETS
                               SALES (TO THIRD PARTIES)                      TOTAL ASSETS*
                            ---------------------------               --------------------------
                                   January to September                   2001             2000
                              2001                 2000               SEPT. 30,        Sept. 30,
                             -----                -----               ---------        ---------
Lighting                     3,733                3,651                  3,003            3,096
Consumer E1ectronics         7,804                9,055)                 4,089            4,861
DAP                          1,449                1,329                  1,167              892
Components                   2,197                3,800                  4,099            6,112
Semiconductors               3,449                4,192                  8,400            8,231
Medical Systems              2,918                2,000                  6,126            3,606
Origin                          --                  717                     --              692
Miscellaneous                1,527                2,111                  2,854            1,951
Unallocated                     --                   --                  7,962            6,884
-------------------         ------              -------                -------           ------
Total                       23,077               26,855                 37,700           36,325

-------------------------------------------------------------------------------
SALES AND FIXED ASSETS

                            Sales (to third parties)              Long-lived assets*
                            ------------------------         --------------------------
                                    January to Sept.             2001             2000
                              2001              2000         Sept. 30,        Sept. 30,
                            ------            ------         ---------        ---------

Netherlands                  1,102             1,267            1,804            1,889
United States                6,146             6,359            5,980            4,618
Germany                      1,862             2,384              642              624
France                       1,351             1,570              344              450
United Kingdom               1,149             1,506              200              330
China (incl. Hong Kong)      1,675             1,923            1,146              775
Other countries              9,792            11,846            3,721            4,203
-----------------------     ------           -------          -------           ------
Total                       23,077            26,855           13,837           12,889

* Includes book value of unconsolidated companies and intangible assets

                                                                                    PHILIPS QUARTERLY STATISTICS
                                  ALL AMOUNTS IN MILLIONS OF EUROS UNLESS OTHERWISE STATED; PERCENTAGE INCREASES
                                                 ALWAYS IN RELATION TO THE CORRESPONDING PERIOD OF PREVIOUS YEAR
                                                                2000                                        2001
                            ----------------------------------------    ----------------------------------------
                                1st        2nd        3rd        4th       1st        2nd        3rd        4th
                            quarter    quarter    quarter    quarter    quarter    quarter    quarter    quarter
                            -------    -------    -------    -------    -------    -------    -------    -------

Sales                         8,329      9,155      9,371     11,007      8,208      7,682      7,187
 % increase                      22         25         21         15         (1)       (16)       (23)

Ebita                           716        779      1,016      2,112        412       (668)      (364)
 as % of sales                  8.6        8.5       10.8       19.2        5.0       (8.7)      (5.1)
 %increase                       26         98        148        256        (42)        --         --

Income from operations          663        724        945      1,949        332       (745)      (516)
 as % of sales                  8.0        7.9       10.1       17.7        4.0       (9.7)      (7.2)
 % increase                      21        127        168        267        (50)        --         --

Net income                    1,140      3,604      2,066      2,792        106       (770)      (799)
 % increase                     143      1,230        455        306        (91)        --         --
 per common share in euros     0.86       2.71       1.58       2.16       0.08      (0.60)     (0.62)

                            January-  January-   January-   January-   January-    January-    January-   January-
                              March       June  September   December      March        June   September   December
                            -------   --------  ---------   --------   --------   ---------   ---------   --------
Sales                         8,329     17,484     26,855     37,862      8,208     15,890     23,077
 % increase                      22         24         23         20         (1)        (9)       (14)

Ebita                           716      1,495      2,511      4,623        412       (256)      (620)
 as % of sales                  8.6        8.6        9.4       12.2        5.0       (1.6)      (2.7)
 % increase                      26         55         83        135        (42)        --         --

Income from operations          663      1,387      2,332      4,281        332       (413)      (929)
 as % of sales                  8.0        7.9        8.7       11.3        4.0       (2.6)      (4.0)
 % increase                      21         60         91        144        (50)        --         --
 as a % of net operating
 capital (RONA)                25.1       25.3       27.4       35.7       11.5       (6.5)      (9.2)

Net income                    1,140      4,744      6,810      9,602        106       (664)    (1,463)
 % increase                     143        541        512        434        (91)        --         --
 as a % of stockholders
 equity (ROE)                  31.2       62.1       56.5       53.5        2.5       (7.4)     (10.5)
 per common share in rums      0.86       3.57       5.15       7.31       0.08      (0.52)     (1.14)

                                                    period ending 2000                          period ending 2001
                             -----------------------------------------    ----------------------------------------
Inventories as % of sales      14.5       14.7       15.8       13.9       15.6       16.0        14.9
Average collection period
 of trade receivables
 in months' sales               1.6        1.6        1.6        1.5        1.6        1.7         1.7
Net debt : group equity ratio  4:96          *       8:92      12:88      17:83      20:80       26:74

Total employees (in thousands)  229        232        239        219        219        212         192
* Not meaningful; net cash exceeded the debt level.

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